Exhibit 99.1

BW LPG Limited - Commencement of trading and admission to trading on NYSE

26 April 2024

Reference is made to the announcement made by BW LPG Limited (“BW LPG” or the “Company”) on 23 April 2024, regarding the New York Stock Exchange (the "NYSE") approval of the listing of the Company′s common shares on the NYSE and on 8 April 2024 regarding the intention to amend the registration structure for its common shares to be primarily recorded and settled within the Depository Trust Company (DTC) in the United States and secondarily recorded and settled in Euronext Securities Oslo through a Central Securities Depository link (the “Conversion”).

BW LPG is pleased to announce that the Conversion has now been successfully completed and that its common shares will commence trading on the NYSE from and including 29 April 2024 09:30 EDT.

The Company’s common shares will be traded on the NYSE under the ticker code "BWLP" and continue to be traded on the Oslo Stock Exchange under the ticker code "BWLPG”.

The Company has 140,000,000 issued common shares, of which 8,247,446 shares are treasury shares.

For further information, please contact:

Samantha Xu

Chief Financial Officer

E-mail: samantha.xu@bwlpg.com

About BW LPG

BW LPG is the world’s leading owner and operator of LPG vessels, owning and operating Very Large Gas Carriers (VLGC) with a total carrying capacity of over 3 million CBM. With five decades of operating experience in LPG shipping, experienced employees and an in-house LPG trading division, BW LPG offers an integrated, flexible, and reliable service to customers. More information about BW LPG can be found at https://www.bwlpg.com.

BW LPG is associated with BW Group, a leading global maritime company involved in shipping, floating infrastructure, deepwater oil & gas production, and new sustainable technologies. Founded in 1955 by Sir YK Pao, BW controls a fleet of over 490 vessels transporting oil, gas and dry commodities, with its 200 LNG and LPG ships constituting the largest gas fleet in the world. In the renewables space, the group has investments in solar, wind, batteries, biofuels and water treatment.

This information is subject to disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.

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